UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(Name of Issuer)

     Ordinary Shares of Common Stock and American Depositary Shares (“ADSs”)

(Title of Class of Securities)

             400501 10 21

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_________________________

1            No CUSIP number exists for ordinary shares of common stock, which are not traded in the United States. The CUSIP number 400501 10 2 is only for the ADSs representing ordinary shares of common stock.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Empresas ICA, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 144,151,500 Series B shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,000,000 Series B shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 144,151,500 Series B shares
WITH	8	SHARED DISPOSITIVE POWER 8,000,000 Series B shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,151,500 Series B shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.6%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aeroinvest, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 144,151,500 Series B shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 8,000,000 Series B shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 144,151,500 Series B shares
WITH	8	SHARED DISPOSITIVE POWER 8,000,000 Series B shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,151,500 Series B shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.6%
12	TYPE OF REPORTING PERSON* CO

3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Servicios de Tecnología Aeroportuaria, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF	5	SOLE VOTING POWER 8,000,000 Series B shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,000,000 Series B shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 Series B shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.3%
12	TYPE OF REPORTING PERSON* CO

4

Item 1.

(a) Name of Issuer:

Grupo Aeroportuario del Centro Norte, S.A.B. DE C.V.(the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

Carretera Miguel Alemán

Aeropuerto Internacional de Monterrey

Zona de Carga, Apodaca

Nuevo León, C.P. 66600

Item 2.

(a) Names of Persons Filing:

(1)	Empresas ICA, S.A.B. de C.V. (“ICA”)
(2)	Aeroinvest, S.A. de C.V. (“Aeroinvest”)
(3)	Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”)

(b) Addresses of Persons Filing:

(1)	Mineria No. 145

Edificio Central

11800 Mexico, D.F.

Mexico

(2)	Mineria No. 145

Edificio F

11800 Mexico, D.F.

Mexico

(3)	Carretera Miguel Aleman Km.24, Blvd. Aeropuerto y Aeropuerto Internacional de Monterrey,

66600 Apodaca, Nuevo Leon,

Mexico

(c) Citizenship:

(1)	Mexico

(2)	Mexico
(3)	Mexico

(d) Title of Class of Securities:

(1)	Series B shares, without par value
(2)	Series B shares, without par value
(3)	Series B shares, without par value

(e) CUSIP Number:

(1)	Not applicable
(2)	Not applicable
(3)	Not applicable

Item 3.

Not Applicable.

If this statement is filed pursuant to Rule 13d-1(c), check this box [	]
Item 4.	Ownership

(a) Amount Beneficially Owned:

(1)	See item 9 on page 2 of the cover page.*
(2)	See item 9 on page 3 of the cover page.*
(3)	See item 9 on page 4 of the cover page.

(b) Percent of Class:

(1)	See item 11 on page 2 of the cover page.*
(2)	See item 11 on page 3 of the cover page.*
(3)	See item 11 on page 4 of the cover page.

(c) Number of shares as to which such person has:

_________________________

*              ICA owns 100% of the voting interests in Aeroinvest and may be considered to have sole voting and dispositive power of Series B shares of the Company owned by Aeroinvest. Aeroinvest owns 74.5% of the outstanding voting interests in SETA. Voting power and dispositive power of the Series B shares owned by SETA may be considered shared with Aeroinvest’s joint venture partner Aéroports de Paris Management.

(i)	sole power to vote or direct the vote:
(1)	See item 5 on page 2 of the cover page.
(2)	See item 5 on page 3 of the cover page.
(3)	See item 5 on page 4 of the cover page.

(ii)	shared power to vote or direct the vote:
(1)	See item 6 on page 2 of the cover page.*
(2)	See item 6 on page 3 of the cover page.*
(3)	Not applicable

(iii)	sole power to dispose or direct the disposition of:
(1)	See item 7 on page 2 of the cover page.
(2)	See item 7 on page 3 of the cover page.
(3)	See item 7 on page 4 of the cover page.

(iv)	shared power to dispose or direct the disposition of:
(1)	See item 8 on page 2 of the cover page.*
(2)	See item 8 on page 3 of the cover page.*
(3)	Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

ICA owns 100% of the voting interests in Aeroinvest and may be considered to have sole voting and dispositive power of Series B shares of the Company owned by Aeroinvest. Aeroinvest owns 74.5% of the outstanding voting interests in SETA. Voting power and dispositive power of the Series B shares owned by SETA may be considered shared with Aeroinvest’s joint venture partner, Aéroports de Paris Management.

Series B Shares held by Aeroinvest are held in trust with GE Capital Bank and Series B Shares held by Seta are held in trust with Bancomext.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESAS ICA, S.A.B. DE C.V.

February 14, 2007

By:	/s/ Luis Carlos Romandía García
Luis Carlos Romandía García General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AEROINVEST, S.A. DE C.V.

February 14, 2007

By:	/s/ Bernardo Casas Godoy
Bernardo Casas Godoy Legal Representative

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.

February 14, 2007

By:	/s/ Rubén Gerardo López Barrera
Rubén Gerardo López Barrera Legal Representative

By:	/s/ Nicolas Etennie Marcel Claude
Nicolas Etennie Marcel Claude Legal Representative